Private Placement Insurance Products, LLC
Statement of Changes in Member's Equity

For the Year Ended December 31, 2017

	Member's Equity
Balance at December 31, 2016	$ 175,473
Member's distributions	(84,000)
Net income (loss)	150,181
Balance at December 31, 2017	$ 241,654

The accompanying notes are an integral part of these financial statements.